PRESS RELEASE

Aya Gold & Silver Reports Strong Q3-2026 Results on Record Production and Lower Cash Costs Zgounder 2026 silver production guidance narrowed to 5.6–5.8 million ounces, raising the low end of the prior 5.2–5.8 million ounce range

Montreal, Quebec, November 12, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) today announced its financial and operational results for the third quarter ended September 30, 2026. All amounts are in U.S. dollars unless otherwise noted.
Q3-2026 Highlights
Financial Highlights
•Revenue of $103M, up 90% year-over-year ("YoY"), on 1.7 million silver equivalent ounces ("Moz AgEq") sold, reflecting a higher average net realized AgEq price and higher ounces ("oz") sold. Ounces produced exceeded ounces sold due to the timing of sales.
•Average net realized price of $69.32 per Ag oz at Zgounder and $34.72 per AgEq oz at the Boumadine pyrite reclaim operation1 ($59.50/oz on a consolidated basis, up 49% YoY).
•Net income of $35M, up 182% YoY.
•Operating cash flow of $48M, up 115% YoY on higher net income, partially offset by working capital investments, mainly related to inventories (ore stockpiles, silver in circuit and silver ingots).
•Silver inventory from the Zgounder operation represented 383,757 oz at quarter-end, compared to 212,516 oz at the end of Q2-2026, reflecting the timing of sales.
•Cash and cash equivalents of $184M, compared to $136M as at December 31, 2025. This excludes $16M of restricted cash.
Operational Highlights
•Consolidated production of 2.0 Moz AgEq, up 51% YoY, including 1.5 Moz Ag and 0.5 Moz AgEq2 respectively from the Zgounder Silver Mine ("Zgounder") and the Boumadine pyrite reclaim operation.
•Cash costs4 of $17.53/oz Ag sold at Zgounder, down 16% YoY on operational efficiencies and optimization, and $10.42/oz AgEq2,4 from the Boumadine pyrite reclaim operation ($15.51/oz AgEq sold on a consolidated basis, down 25% YoY and down 8% quarter-over-quarter ("QoQ")).
•Record processing rate at Zgounder averaging 4,096 tonnes per day (“tpd”), representing a 23% increase YoY and 5% increase QoQ; combined mill recovery averaged 92.0%.

•Mining rate averaging 4,746 tpd for the combined open pit and underground operations.
•Production guidance: Consolidated 2026 silver equivalent production is expected to be 6.6-6.8 million ounces ("Moz") including 5.6-5.8 Moz from Zgounder, with the low end raised compared to prior Zgounder guidance of 5.2-5.8 Moz3. Full-year cash costs at the Zgounder Silver Mine are expected to remain below guidance of $21.50/oz.

Corporate Highlights
•Aya expanded its exploration footprint in Morocco by about 50% to over 1,200 km² with the addition of the Anti-Atlas exploration portfolio and the Tizi copper-silver portfolio near Zgounder, broadening its exposure to precious, base and critical metals.
•2026 infill drilling target at Boumadine achieved ahead of year-end, with 181,685 m completed to date; full-year drilling now expected to exceed plan.
•Announced an updated Mineral Resource Estimate ("MRE") and Preliminary Economic Assessment for the Boumadine Project5 (the "2026 PEA") outlining an after-tax Net Present Value discounted at 5% (“NPV5%”) of $3.5B, a 93% after-tax internal rate of return ("IRR") and a mine life of 14 years.
Cautionary statement: Readers are cautioned that the 2026 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2026 PEA will be realized.
“Q3 was another record quarter for Aya, with Zgounder and the Boumadine reclaim operation each achieving their highest production to date,” said Benoit La Salle, President & CEO. “Our optimization initiatives are paying off, delivering more scale, lower cash costs and solid cash flow. On the strength of year-to-date performance, we are raising the low end of our 2026 production guidance at Zgounder to 5.6–5.8 million ounces of silver, up from 5.2–5.8 million ounces, and we are set for a strong finish to the year.”
“We also advanced our growth strategy. The updated MRE and PEA for Boumadine show stronger economics and a longer mine life, and we announced several transactions to expand and optimize our Moroccan portfolio. Together, these achievements demonstrate our ability to execute across all pillars of our strategy — development, exploration and production — strengthening our platform for continued growth and long-term value creation.”
Financial Review
Revenue totaled $103M in Q3-2026, up 90% YoY, reflecting a higher average net realized price of $59.50/oz AgEq (up 49%), and higher consolidated ounces sold of 1.7 Moz AgEq (up 27%), primarily driven by the Boumadine reclaim operation. Combined with lower consolidated cash costs of $15.51/oz AgEq (down 25% YoY), this resulted in operating income of $59M, an increase of 292% YoY. General and administrative expenses increased compared to Q3-2025, reflecting higher professional fees related to the previously disclosed litigation6 as well as costs associated with the Company’s U.S. listing and reporting requirements.

Net income increased to $35M, up 182%. Net income attributable to Aya shareholders was $33.5M (basic EPS of $0.23; diluted EPS of $0.22).
Aya generated $48M in cash flow from operating activities in the third quarter including $54M before changes in working capital. Exploration expenditures of $18M focused on the infill drilling program to support the Boumadine feasibility study, and $6M was invested in capital projects at Zgounder. These projects included completion of the Zgounder Tailings Storage Facility (“TSF”), which became fully operational in the quarter. Underground development also continued to advance: completion of the Level 1825 exploration drift during the quarter advanced access for exploration at depth of the current resource and west of the Zgounder Fault. Drilling from the drift began in early October 2026 on the eastern portion, with drilling west of the Zgounder Fault to follow. The quarter ended in a strong financial position, including $184M in cash and cash equivalents and $16M of restricted cash.
Financial Highlights (in thousands of US$, except per share amounts)

	Q3-2026	Q3-2025	YoY Change	YTD-2026	YTD-2025	YTD Change
Revenue - Silver (D)*	86,174	54,337	59%	291,269	126,783	130%
Revenue - Pyrite (E)	17,113	-	NM	26,086	-	NM
Revenues (F)	103,287	54,337	90%	317,355	126,783	150%
Cost of Sales	(34,989)	(32,971)	6%	(101,886)	(86,225)	18%
Gross Profit	68,298	21,366	220%	215,469	40,558	431%
Operating Income	59,472	15,171	292%	190,210	26,167	627%
Income before Income Taxes	54,888	16,221	238%	187,685	37,329	403%
Net Income	35,007	12,422	182%	118,572	27,994	324%
Operating Cash Flow	48,080	22,390	115%	166,652	38,099	337%
Cash and cash equivalents	183,791	129,184	42%	183,791	129,184	42%
Total Assets	731,824	585,036	25%	731,824	585,036	25%
Total Non-Current Financial Liabilities	43,585	84,610	(48)%	43,585	84,610	(48)%
Working Capital[7]	153,663	96,147	60%	153,663	96,147	60%
EPS
Income Per Share (EPS) - Basic	0.23	0.09	156%	0.81	0.21	286%
Income Per Share (EPS) - Diluted	0.22	0.09	144%	0.78	0.20	290%
*net of treatment, smelting, and refining costs
NM – Not Meaningful
Operational Review
Consolidated silver equivalent production reached 2.0 Moz AgEq, up 51% YoY, including 1.5 Moz of silver from Zgounder and 0.5 Moz AgEq2 from the Boumadine stockpile reclaim operation. Consolidated production was up 21% QoQ.
Zgounder Silver Mine
Zgounder produced 1.5 Moz of silver in Q3-2026, an increase of 11% YoY, mainly driven by higher mill throughput from continued optimization initiatives, including the additional crushing capacity provided by a contractor. Reported production excludes 138,100 oz of silver cement in inventory not yet smelted at quarter-end. Cash costs per silver ounce sold4 of $17.53 decreased 16% from Q3-2025, driven by higher mill throughput and efficiencies from optimization initiatives.
During the quarter, the mill processed 376,863 tonnes ("t") of ore (4,096 tpd), while maintaining strong mill availability and metallurgical recovery. The total mining rate for the quarter averaged 4,746 tpd, for a total of 436,632 tonnes of ore mined, growing the stockpile 16% QoQ to 434,538 t and providing flexibility to sustain mill feed through planned open-pit pushbacks starting toward the end of 2026 and continuing through 2027, as well as underground development.
With the TSF completed in early Q3-2026, waste haulage has returned to normal operations, allowing the strip ratio to return to planned levels.
Boumadine Pyrite Reclaim Operation
During Q3-2026, the material reclaimed contained 4,300 oz of gold and 244,875 oz of silver, representing 536,879 oz AgEq (Au:Ag ratio of 68:1)2. Material reclaimed and crushed totaled 49,890 t, up 191% QoQ, reflecting a more normalized operating run rate, following weather-related disruptions in the first half of the year. Bulk shipments of pyrite were introduced in the quarter as planned and accounted for most sales, with containerized shipments continuing. Pyrite sales remain on track to meet guidance.
The reclamation and sale of the historical pyrite stockpile at Boumadine, announced on November 19, 2025, is expected to be of limited duration, lasting approximately 20 to 24 months from that date, or until the stockpile is depleted. The overall Boumadine polymetallic project remains at the exploration and evaluation stage and is not in commercial production.

Operational Highlights

	Q3-2026	Q2-2026	QoQ Change	Q3-2025	YoY Change	YTD-2026	YTD-2025	YTD Change
Zgounder
Ore Mined (tonnes)	436,632	444,106	(2)%	215,405	103%	1,292,504	651,354	98%
Average Grade Mined (g/t Ag)	143	137	4%	142	1%	138	144	(4)%
Ore Processed (tonnes)	376,863	353,888	6%	305,964	23%	1,057,700	829,178	28%
Average Grade Processed (g/t Ag)	146	141	4%	146	-%	143	149	(4)%
Combined Mill Recovery (%)	92.0%	91.2%	0.8%	92.5%	(0.5)%	90.9%	87.4%	3.5%
Milling Operations (tpd)	4,096	3,889	5%	3,326	23%	3,874	3,037	28%
Silver Produced (oz)	1,497,749	1,489,526	1%	1,346,882	11%	4,252,287	3,457,851	23%
Silver Sold (oz) (A)	1,243,092	1,322,585	(6)%	1,363,511	(9)%	3,941,606	3,567,325	10%
Cash Costs per Silver Ounce Sold[4]	17.53	17.69	(1)%	20.79	(16)%	17.97	20.38	(12)%
Average Net Realized Silver Price ($/oz) (D/A)	69.32	68.29	2%	39.85	74%	73.90	35.54	108%
Boumadine Reclaim Operations
Pyrite reclaimed (tonnes)	49,890	17,153	191%	-	NM	88,856	-	NM
Average Grade Processed (g/t Ag)	151	179	(16)%	-	NM	164	-	NM
Average Grade Processed (g/t Au)	2.61	2.43	7%	-	NM	2.55	-	NM
Silver Produced (oz)	244,875	100,721	143%	-	NM	473,002	-	NM
Gold Produced (oz)	4,300	1,414	204%	-	NM	7,471	-	NM
Silver Equivalent Produced (oz)	536,879	187,784	186%	-	NM	952,465	-	NM
Silver Equivalent Sold (oz) (B)	492,932	184,536	167%	-	NM	727,899	-	NM
Cash Costs per Silver Equivalent Ounce Sold[2,4]	10.42	10.58	(2)%	-	NM	10.56	-	NM
Average Net Realized Silver Equivalent Price ($/oz) (E/B)	34.72	35.08	(1)%	-	NM	35.84	-	NM
Consolidated Operations
Silver Equivalent Produced Consolidated (oz)	2,034,628	1,677,310	21%	1,346,882	51%	5,204,752	3,457,851	51%
Silver Equivalent Sold Consolidated (oz) (C)	1,736,024	1,507,121	15%	1,363,511	27%	4,669,505	3,567,325	31%
Average Net Realized Silver Equivalent Price ($/oz) (F/C)	59.50	64.22	(7)%	39.85	49%	67.96	35.54	91%
Cash Costs per Silver Equivalent Ounce Sold[2,4]	15.51	16.82	(8)%	20.79	(25)%	16.82	20.38	(17)%
NM – Not Meaningful
2026 Development and Exploration
Zgounder
At Zgounder, Aya drilled 7,580 m in Q3-2026, bringing year-to-date drilling to 17,858 m, about 60% of the 2026 plan. Near-mine drilling continued to confirm strong continuity of high-grade silver mineralization, with intercepts including 3,501 g/t Ag over 3.5 m in the central area, as reported in the Company’s September 16, 2026 press release. Following completion of the Level 1825 exploration drift, drilling of the eastern portion began in early October 2026, with drilling west of the Zgounder Fault to follow.

Boumadine
As of October 31, 2026, drilling at Boumadine reached 181,685 m, exceeding the 2026 infill drilling target of 180,000 m. Drilling continued to confirm the continuity and high-grade nature of the Boumadine Main Trend. This trend is the backbone of the deposit that forms the foundation of the 2026 PEA. Notable drill results during the quarter include 392 g/t AgEq over 24.3 m (BOU-DD26-848) and 593 g/t AgEq over 15.2 m (BOU-DD26-883), as reported in the Company’s September 22, 2026 press release.
Corporate Developments and Subsequent Events
During and subsequent to the quarter, Aya continued to execute on its strategy to expand its footprint across Morocco’s most prospective mineral belts. In August, the Company acquired a 259 km² exploration portfolio comprising three projects in the Anti-Atlas region, adding exposure to precious, base and critical metals. On October 16, 2026, Aya completed the acquisition of a copper-silver portfolio of exploration permits and a mining license covering approximately 139 km² in the Tizi area, about 35 km west of the Zgounder Silver Mine. Together, these transactions strengthen Aya’s position around its core assets and broaden its exploration pipeline.
As part of optimizing its portfolio and focusing on core priorities, on November 4, 2026, Aya entered into a term sheet with Sama Resources Inc. ("Sama") (TSXV: SME) for the proposed sale of its Azegour project and the grant of a non-exclusive, perpetual license to certain geological and exploration data relating to its Moroccan properties, in exchange for an equity interest of approximately 19.11% in Sama.
For additional information, please refer to Aya's press releases dated August 6, September 1, and November 5, 2026.
Q3-2026 Conference Call Details
Management will host a conference call today at 10 a.m. ET to discuss the results and provide a corporate update.
Participants may join the conference call via webcast or by dialing in as follows: https://edge.media-server.com/mmc/p/9dcwfxw6
Analyst instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form https://register-conf.media-server.com/register/BI9679c1ebb97f49a0b09a9f894f87525d
2.Upon registering, you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: dial-in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

Qualified Persons
The scientific and technical information contained in this press release has been reviewed and approved by David Lalonde, B.Sc., P.Geo., Executive Vice-President, Exploration, and Raphaël Beaudoin, P.Eng., Executive Vice-President, Operations of Aya, each of whom is a “Qualified Person” as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
The NI 43-101 technical reports referenced herein are available under the Company’s profile on SEDAR+, on EDGAR, and on the Company’s website. For more information on the technical reports referenced herein, you may refer to the section "Technical Reports" below.
Technical Reports
The complete NI 43-101 Technical Report entitled “Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco" is available on Aya's website, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).
The 2026 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the 2026 PEA results will be realized.
Cautionary Note to Investors Regarding the Use of Mineral Resources and Mineral Reserves
The 2026 PEA is based on the updated mineral resource estimate for the Project, effective as of February 28, 2026, disclosed in a technical report titled “Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” with an effective date of September 9, 2026, and filed on SEDAR+ and EDGAR on October 20, 2026.
The key assumptions, parameters and methods used to estimate the mineral resource estimate for the Boumadine project and the identification of known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources are described in such technical reports.
Mineral resources are not mineral reserves and do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that mineral resources will be converted to mineral reserves.
Cautionary Note to the United States Investors Concerning Estimates of Mineral Reserves and Resources
This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies, including subpart 1300 of SEC Regulation S-K. Information concerning Aya's mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this press release regarding Aya's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway, and which hosts a sizable mineralized footprint, with potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.

Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball Executive Vice-President, Capital Markets alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the Zgounder silver production guidance for 2026 being narrowed to 5.6–5.8 million ounces; the Company's expectation that the full-year cash costs at the Zgounder Silver Mine will remain below guidance; the Company's expectations with regards to the full-year drilling operations at Boumadine exceeding the Company's plans; continued optimization initiatives at Zgounder and their expected effects, including in terms of scale, cash costs, cash flow and silver production; the Company's ability to execute across all pillars of its strategy demonstrated by the economics included in the updated MRE and PEA for Boumadine; the platform for continued growth of the Company and long-term value creation; the stockpile growth at Zgounder and the flexibility it provides the Company in terms of its ability to sustain mill feed through planned open-pit pushbacks starting toward the end of 2026 and continuing through 2027, as well as underground development; the Company's ability to meet 2026 guidance with regards to the sale of pyrite; the expected duration of the reclamation and sale of the historical pyrite stockpile at Boumadine; the broadening of the Company's exploration pipeline through completed transactions; the optimization of the Company's portfolio through the anticipated transaction whereby it would acquire an equity interest of approximately 19.11% in Sama Resources Inc.; the Company's operational outlook; the Company's focus on expanding its resource base and land package on the Anti-Atlas fault; the feasibility study work underway at Boumadine; the potential for further discovery at Boumadine; the Company being guided by a vision of responsible mining; and the Company's commitment to delivering sustainable value for shareholders, employees and host communities.
Forward-looking statements contained in this press release are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Key assumptions upon which Aya’s forward-looking information is based include Aya’s ability to raise additional financing when needed and on reasonable terms; Aya’s ability to achieve current exploration, development and other objectives concerning Aya’s properties; Aya’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve; Aya’s ability to obtain, maintain and renew requisite licenses, permits, and necessary governmental approvals; Aya’s ability to attract and retain key personnel; general business and economic conditions, including competitive conditions in the market in which Aya operates; Aya's assumption that applicable tax rates and taxation regimes will remain substantially unchanged from current levels; Aya's assumptions that interest rates indices will remain within ranges consistent with current levels; Aya's assumptions with respect to the outcome of any ongoing litigation; the updated Boumadine preliminary economic assessment and the Boumadine feasibility study to be completed on the timeline anticipated; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; Aya's assumption that current performance is sufficient to support the achievement of the 2026 guidance; the absence of force majeure events, including natural disasters, pandemics, geopolitical disruptions, wars or other extraordinary events, that could materially affect the Company's operations or development plans; the availability of qualified contractors, equipment and supplies required to execute the Company's operational, exploration and development plans; applicable laws and regulations remain substantially unchanged from those currently in effect in Canada and Morocco; Aya's assumption that weather and environmental conditions at its operating sites will remain within ranges consistent with historical norms; the Company's ability to meet current and future obligations; the availability and cost of inputs; foreign exchange rates; Aya's expectation that the Company and Sama will negotiate and execute a definitive agreement on mutually acceptable terms and that they will have the ability to complete all pre-closing formalities in relation to the transaction, including receiving the required approvals from Canadian and Moroccan authorities permitting the completion of the transaction and other assumptions and factors generally associated with the mining industry.
Notwithstanding the foregoing, these forward-looking statements and underlying assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies which means that actual results, performance, prospects and opportunities in future periods can differ materially from those expressed or implied with such forward-looking statements. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements. These factors include, without limitation, Aya’s ability to execute plans relating to its Zgounder Silver Mine and the Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel oil and electricity); restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Company’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain, maintain and renew necessary permits and licenses in due time and under conditions acceptable for Aya; inherent risks associated with tailings facilities and agitated tank cyanide leaching operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; general economic conditions; commodity prices; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure, including war or geopolitical disruption; climate risks; climate changes; weather disruptions; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; risks associated with the use of artificial intelligence (AI); and other risks described in the Company’s documents filed with securities regulatory authorities. Further information with respect to these and other risks can be found in the “Risks and Uncertainties” section of the MD&A, and in other filings with the securities regulatory authorities, including the “Risk Factors” set forth in the Company's most recent Annual Information Form, available on SEDAR+ and on EDGAR.
These factors are not intended to represent a complete list of the factors that could affect Aya. These factors should be considered carefully and prospective or existing investors should not place undue reliance on any forward-looking statements contained in them.

Forward-looking statements and other information contained herein concerning, among other things, mineral exploration and management’s general expectations concerning the mineral exploration industry, are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis as well as assumptions based on data and knowledge of the industry which management believes to be reasonable, including, among other things, the ability to obtain any requisite Moroccan governmental approvals, the accuracy of mineral reserve and mineral resource estimates, silver price, exchange rates, fuel and energy costs, future economic conditions and courses of action. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties, and industry data is subject to change based on various factors. Readers are cautioned that the foregoing risk factors and assumptions are not exhaustive of all risk factors and assumptions which may have been used. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.
All of the forward-looking statements made in this press release are qualified by these cautionary statements, and other cautionary statements or factors contained herein. Although Aya believes its expectations are based upon reasonable assumptions and has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Aya’s business plans, financial performance and condition, and may not be appropriate for other purposes.
The forward-looking statements and other information contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
The Company may elect to advance the development of a project before completing a feasibility study establishing mineral reserves and demonstrating the project's economic and technical viability. Advancing a project without a feasibility study entails materially greater technical and economic risks, including greater uncertainty as to mineral recovery, capital and operating costs, production rates, mine design and the project's overall economic viability. There can be no assurance that any project advanced on this basis will ultimately prove to be technically or economically viable or achieve the results anticipated by the Company.

Non-GAAP Measures
The Company has included certain non-GAAP financial measures and non-GAAP ratios in this press release, including “Cash costs per silver equivalent ounce sold” (“AgEq ounce”) and “Working capital”, to supplement its unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this press release.
The Company believes that these measures, together with IFRS measures, provide investors with enhanced transparency and a better ability to evaluate the Company’s underlying operating performance and liquidity. Cash costs per silver equivalent ounce sold is a measure widely used in the mining industry as a performance benchmark. However, our non-GAAP measures do not have standardized meanings prescribed under IFRS and may not be comparable to similar measures reported by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Silver Equivalent Ounces Sold (“AgEq”)
Silver equivalent ounces are calculated by converting gold production into silver ounces using relative metal prices for the applicable reporting period. AgEq ounces allow the Company to present consolidated production and cost metrics on a comparable basis, as its operations may produce more than one metal.
AgEq ounces are provided for additional information purposes only.
Cash Costs per AgEq Ounce Sold
Cash costs per AgEq ounce sold is a non-GAAP measure used by management to monitor and evaluate operating performance at both the mine and consolidated levels, in conjunction with the most directly comparable IFRS measures where applicable.
This metric is widely reported in the mining industry as a benchmark for cost performance. Management and investors use it to assess the Company’s cost structure and operating efficiency, to compare operating performance with industry peers, and to evaluate the performance of individual mining operations within the Company’s portfolio.
Where applicable, cost metrics are calculated in a manner consistent with the guidelines published by the World Gold Council (“WGC”).
Cash Costs per AgEq Ounce Sold
Cash costs per AgEq ounce sold are calculated by:
•Starting with cost of sales as reported in the consolidated statements of comprehensive income:
•Excluding non-cash items of share-based payments expense, depreciation and depletion, and inventory write-downs included in cost of sales as these items do not reflect current period cash expenditures;
•Adding treatment, smelting and refining costs as management believes these costs provide a more comprehensive representation of total cash costs associated with production; and

•Dividing the resulting amount by the total AgEq ounces sold during the period.
Cash costs per AgEq ounce sold are intended to reflect the cash expenditures directly associated with production during the period and are used by management to evaluate the Company’s operating efficiency and cost performance.

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Zgounder Silver Mine – Morocco	2026	2025	2026	2025
Cost of sales[8]	29,853	32,971	94,198	86,225
Share-based payments expense	(592)	(262)	(1,849)	(837)
Depreciation and depletion	(7,755)	(4,677)	(22,356)	(13,563)
Inventory write-down	-	-	-	(135)
Treatment, smelting and refining costs[9]	280	314	849	995
Operating cash costs (A)	21,786	28,346	70,842	72,685
Total silver sales (oz) (B)	1,243,092	1,363,511	3,941,606	3,567,325
Cash costs per silver ounce sold (A/B)	17.53	20.79	17.97	20.38

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Boumadine Pyrite Reclaim Operations – Morocco	2026	2025	2026	2025
Cost of sales[8]	5,136	-	7,688	-
Operating cash costs (C)	5,136	-	7,688	-
Total silver equivalent sales (oz of AgEq) (D)	492,932	-	727,899	-
Cash costs per AgEq ounce sold (C/D)[2]	10.42	-	10.56	-

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Combined projects – Morocco	2026	2025	2026	2025
Cost of sales[8]	34,989	32,971	101,886	86,225
Share-based payments expense	(592)	(262)	(1,849)	(837)
Depreciation and depletion	(7,755)	(4,677)	(22,356)	(13,563)
Inventory write-down	-	-	-	(135)
Treatment, smelting and refining costs[9]	280	314	849	995
Operating cash costs (E)	26,922	28,346	78,530	72,685
Total silver equivalent sales (oz of AgEq) (F)	1,736,024	1,363,511	4,669,505	3,567,325
Cash costs per AgEq ounce sold (E/F)	15.51	20.79	16.82	20.38
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities, as presented in the consolidated statements of financial position. Management uses working capital to assess the Company’s short-term liquidity and its ability to meet its short-term obligations. The calculation of working capital is presented in the endnotes where the measure is disclosed in this press release. This measure does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.

1.As announced on November 19, 2025, the initiative is expected to continue for approximately 20–24 months from that date, or until the stockpile is depleted.
2.Cash costs per AgEq ounce sold at Boumadine were negatively impacted by the lower gold-to-silver ratio compared to the production guidance assumption. As silver outperformed gold, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Company’s AgEq ounces for 2026 production guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 68:1 during Q3-2026 and 64:1 year-to-date 2026. Had the 80:1 ratio been applied, reported AgEq production would have been approximately 52,011 ounces higher in Q3-2026 and 118,240 ounces higher during year-to-date 2026. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
3. 2026 guidance assumes a silver price of $50.00/oz, a gold price of $4,000/oz, a USD/CAD exchange rate of 1.40 and a USD/MAD exchange rate of 9.00. Silver equivalent ounces for production guidance purposes are calculated using an 80:1 Au:Ag ratio (see endnote 2). Consolidated guidance includes approximately 1.0 Moz AgEq from the Boumadine pyrite reclaim operation, as disclosed in the Company’s press release dated January 27, 2026.
4.Non-GAAP Measures. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers. Refer to the "Non-GAAP Measures" section in this press release for reconciliations and detailed descriptions of these measures.
5.The overall Boumadine polymetallic project remains at the exploration and evaluation stage and is not in commercial production. For additional details on Aya's 2026 PEA, refer to the Company’s press release dated September 9, 2026.
6.The professional fees relate primarily to the Company’s previously disclosed litigation with Duro Felguera S.A. ("DF") under the Engineering, Procurement and Construction agreements for the Zgounder plant expansion ("EPC Agreements"), including appeal proceedings in Spain and arbitration proceedings before the International Chamber of Commerce. See “Commitments and Contingency – Contingent Liability” in the Company’s Q3-2026 MD&A for additional information regarding these proceedings.
7.Non-GAAP Measures, consisting of current assets of $306,812 less current liabilities of $153,149 (June 30, 2026, current assets of $286,306 less current liabilities of $141,535 and September 30, 2025, current assets of $196,495 less current liabilities of $100,348).
8.As per note 10 of the Company's Q3-2026 condensed interim consolidated financial statements ("FS") for segment information.
9.As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.